[redacted]

10027854

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1512 Larimer Street Suite 250
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Van Sant 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

863 Flat Shoals Rd SE, Ste C-369 (Address) Conyers (City) GA (State) 30094 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 26 2010

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2010

OATH OR AFFIRMATION

I, John Van Sant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of February 25th, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Van Sant
Signature

President
Title

Jennifer L. Lamson
Jenny Lamson
Notary Public

JENNIFER L LAMSON NOTARY PUBLIC STATE OF COLORADO My Commission Expires 11-05-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing Section

FEB 2 6 2010

Wash

CASCADE FINANCIAL MANAGEMENT, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2009 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

We have audited the accompanying consolidated statement of financial condition of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2009 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 19, 2010

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	260,090
Commissions receivable		73,234
Cash deposits with clearing organizations		35,000
Accounts receivable		17,266
Prepaid expenses		30,158
Notes receivable - stockholders		258
Due from employees		6,403
Total current assets		422,409
FURNITURE AND EQUIPMENT		97,817
Less accumulated depreciation		(90,130)
Furniture and equipment - net		7,687
OTHER ASSETS:		
Cash surrender value of life insurance		18,807
Intangible assets, net of accumulated amortization of $19,927		2,567
Security deposits		7,423
Total other assets		28,797
TOTAL	$	458,893

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	84,942
Commissions payable		103,605
Unearned revenue		59
TOTAL LIABILITIES		188,606
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 260 shares issued and outstanding		268,164
Retained earnings		2,123
Total stockholders' equity		270,287
TOTAL	$	458,893

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Investment advisory fees	$ 1,200,206
Commissions	846,460
Alternative investment fees	529,922
Overrides and rebates	139,147
Insurance fees	118,305
Total revenue	2,834,040
OPERATING EXPENSES:	
Commissions	885,042
Investment consulting expenses	786,100
Employee compensation and benefits	632,596
Rent	123,796
Professional services	99,168
Technology services	93,092
Office	65,877
Marketing and business development	34,868
Meals and entertainment	31,026
Registration and licensing	28,492
Travel	26,366
Insurance	16,997
Depreciation	5,463
Training	4,616
Dues and subscriptions	1,412
Bank charges and credit card fees	983
Payroll and property taxes	807
Amortization	233
Total expenses	2,836,934
Loss before other income <expense> and taxes	(2,894)
OTHER INCOME <EXPENSE>	
Interest and dividend income	8,200
Gain on disposition of fixed assets	614
Interest expense	(861)
Charitable contributions	(5,702)
Net other income	2,251
Loss before income taxes	(643)
CURRENT INCOME TAX EXPENSE	(3,558)
NET <LOSS>	$ (4,201)

See Independent Auditors' Report and Notes to Consolidated Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

STOCKHOLDERS' EQUITY, JANUARY 1	$	186,550
Prior-period adjustment		1,832
Net loss		(4,201)
Redemption and retirement of 5 shares of common stock		(5,419)
Purchases of 85 shares of common stock		91,525
STOCKHOLDERS' EQUITY, DECEMBER 31	$	270,287

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:		
Net loss	$	(4,201)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		5,696
Gain on sale of fixed assets		(614)
Increase in commissions receivable		(19,626)
Prior period adjustment		1,832
Decrease in accounts receivable		11,194
Decrease in prepaid expenses		803
Increase in cash surrender value of life insurance		(1,080)
Decrease in accounts payable and accrued expenses		(4,037)
Decrease in commissions payable		(2,678)
Increase in deposits		(501)
Decrease in unearned revenue		(1,924)
Net cash used by operating activities		(15,136)
INVESTING ACTIVITIES:		
Purchase of property and equipment		(4,292)
Decrease in due from employees and shareholders		21,674
Net cash provided by investing activities		17,382
FINANCING ACTIVITIES:		
Stock redemptions		(5,419)
Purchases of common stock		91,524
Net cash provided by financing activities		86,105
NET INCREASE IN CASH		88,351
CASH AT BEGINNING OF YEAR		171,739
CASH AT END OF YEAR	$	260,090

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company has offices in Denver, and Boulder, Colorado as well as Springfield, Missouri. The Company was incorporated as a Colorado corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation. See also Note 8.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the terms of the agreements.

Alternative Investment Fees

Alternative investment fees is brokerage revenue derived from private placement commissions, primarily from non-publicly traded real estate investment trusts and managed futures funds. These fees are received as the placement is made and recognized at the time of placement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Current taxable income will be increased by approximately $16,000 of non-deductible expense required for meals and entertainment for the year ending December 31, 2009. At December 31, 2009 the current income tax liability is $3,558. Due to accelerated depreciation and Internal Revenue Code Section 179 depreciation allowing the Company to expense assets as incurred, these tax deductions will off-set the permanent differences in the aforementioned meals and entertainment. Thus, no deferred liability, or asset, was recorded on the books for the year ended December 31, 2009.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Amortization is provided on a straight-line basis using estimated useful lives of five to fifteen years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2009 is $73,234. Commissions payable for the year ended December 31, 2009 is $103,605.

3. **RECEIVABLE - CLEARING ORGANIZATION**

The amounts receivable from the clearing organization for the year ended December 31, 2009 is $35,000. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

4. **PRIOR PERIOD ADJUSTMENT**

An error was discovered in the 2008 financial statements, whereby current income tax expense was incorrectly overstated in the amount of $1,832. Correction of the error resulted in an increase in the reported net income of $1,832.

5. **EMPLOYEE BENEFIT PLANS**

Effective 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $16,500 in 2009.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's unpaid obligation as of December 31, 2009 is $28,172 which is to be paid before the US income tax return is filed in 2010. The liability is reflected in accrued expenses on the statement of financial condition. The expense is recorded as employee compensation and benefits on the statement of operations.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $175,744, which was $125,744 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 107.32%.

For the net capital computation, the $3,874 of net revenue of the subsidiary was eliminated. The net capital computation was only for the broker-dealer.

7. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancellable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2009 are listed below:

Year Ending December 31:		
2010		106,082
2011		96,915
	$	202,997

Rent expense for the year ended December 31, 2009 is $123,796.

8. **CONSOLIDATED SUBSIDIARY**

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interest are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at year-end:

Assets	$	3,874
Liabilities		-
Member equity		3,874

CFMI Insurance Agency, LLC had $3,874 of revenue for the year-ended December 31, 2009. The LLC had no expenses for the year-ended December 31, 2009.

All intercompany accounts have been eliminated from the financial statements.

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

The wholly-owned subsidiary is not a broker-dealer, thus the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the wholly-owned subsidiary. At December 31, 2009 the wholly-owned subsidiary does not have any direct or indirect obligations or liabilities. In addition, revenue from the subsidiary is an immaterial amount, $3,874. Revenue received from the subsidiary is not included as a capital benefit and will not result in an increase nor a decrease in the Company's minimum net capital requirement.

9. **RELATED PARTY TRANSACTIONS**

The Company has a broker-dealer relationship with Holmes and Turner Financial Services. The CEO of the Company is one of the owners of Holmes and Turner Financial Services. The Company recorded and paid $175,889 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2009

Total stockholders' compensation was $374,837 for the year ended December 31, 2009 which is reflected on the statement of operations as employee compensation and benefits.

The Company also reimbursed stockholders $41,688 for travel, meals and other out-of-pocket expenses originally paid by the stockholders.

In December, 2009 in accordance with the Company's buy/sell agreement, a shareholder redeemed 5 common shares of Company stock. The Company paid the former shareholder $5,419 for the shares.

Also in December, 2009, three existing shareholders purchased an additional 260 shares of common stock for $91,525.

Included in accounts payable is $14,089 due to Holmes & Turner Financial Services. Also included in accounts payable and accrued expenses is $943.21 due to stockholders as reimbursement of out-of-pocket expenses.

10. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

CASCADE FINANCIAL MANAGEMENT, INC
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

		SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	270,287
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Furniture and equipment - net		(7,687)
Intangible assets - net		(2,567)
Prepaid expenses		(30,158)
Security deposits		(7,423)
Due from stockholders		(258)
Due from employees		(6,403)
Cash surrender value of life insurance		(18,807)
Accounts receivable		(17,266)
Haircuts on securities 15c3-1(f)		(100)
LESS: Net revenue from subsidiary		(3,874)
NET CAPITAL	$	175,744
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		84,942
Commissions payable		103,605
Unearned revenue		59
Total aggregate indebtedness		188,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		50,000
Excess net capital		125,744
Excess net capital at 1,000 percent		156,883
Percentage of aggregate indebtedness to net capital		107.32%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	180,489
Less: net revenue from subsidiary		(3,874)
Adjustment to record current tax expense		(871)
NET CAPITAL, ABOVE	$	175,744

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Cascade Financial Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Cascade Financial Management Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cascade Financial Management Inc's management is responsible for the Cascade Financial Management, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. There were no adjustments reported in Form SIPC-7T, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053730 FINRA DEC
CASCADE FINANCIAL MANAGEMENT INC 15*15
1512 LARIMER ST STE 250
DENVER CO 80202-1689

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Van Sant 303-292-1121

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,496.85

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (615.94)
9/28/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 880.91

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 880.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 880.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Financial Management Inc.
(Name of Corporation, Partnership or other organization)

John Van Sant
(Authorized Signature)

President / CFO
(Title)

Dated the 15 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31st, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,119,127

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,174,613

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 345,087

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 688

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 688

Total deductions 1,520,388

2d. SIPC Net Operating Revenues $ 598,739

2e. General Assessment @ .0025 $ 1,496.85

(to page 1 but not less than $150 minimum)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

**REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3**

To the Shareholders and Directors
CASCADE FINANCIAL MANAGEMENT, INC. and its
Wholly-Owned Subsidiary, CFMI Insurance Agency, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Cascade Financial Management, Inc. (the "Company"), as of and for the year ended December 31, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Borden & Company

Atlanta, Georgia
February 19, 2010